UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 5)


                    Under the Securities Exchange Act of 1934




                               I.D. Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449489 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 18, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [ ] Rule 13d-1(c)
                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  449489 10 3
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Martin G. Rosansky
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                            (b)
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:            347,027
                                           -------------------------------------
                                       (6) Shared Voting Power:              0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:       347,027
                                           -------------------------------------
                                       (8) Shared Dispositive Power:         0
                                           -------------------------------------
--------------------------------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                347,027
--------------------------------------------------------------------------------

(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):   N/A
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    4.8%
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    IN
--------------------------------------------------------------------------------

Item 1(a).  Name Of Issuer:  I.D. Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            One University Plaza,  Hackensack,  New Jersey 07601.


Item 2(a).  Name of Person Filing:  Martin G. Rosansky

Item 2(b). Address of Principal Business Office or, if None, Residence: c/o I.D. Systems, Inc., One University Plaza, Hackensack,
            New Jersey 07601.

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities:   Common Stock, $0.01 par value

Item 2(e).  CUSIP No.:  449489 10 3

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.


Item 4.     Ownership

            (a) Amount Beneficially Owned:   347,027

            (b) Percent of Class):           4.8%

            (c) Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote            347,027

               (ii)  shared power to vote or to direct the vote                0

               (iii) sole power to dispose or to direct the
                     disposition of                                      347,027

               (iv)  shared power to dispose or to direct the
                     disposition of                                  0

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                October 11, 2005


                                                /s/ Martin G. Rosansky
                                                --------------------------------
                                                Martin G. Rosansky



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)